SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	February	2016
Commission File Number	001-37400
Shopify Inc.
(Translation of registrant’s name into English)
150 Elgin Street, 8th Floor Ottawa, Ontario, Canada K2P 1L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Exhibit

99.1	Shopify Inc. – Shopify Announces Fourth-Quarter and Full-Year 2015 Financial Results

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHOPIFY INC.
(Registrant)

Date: February 17, 2016	By:	/S/ JOSEPH FRASCA
Name: Joseph Frasca Title: General Counsel and Secretary

EXHIBIT 99.1

Shopify Announces Fourth-Quarter and Full-Year 2015 Financial Results

Fourth-Quarter Revenue Grows 99% Year on Year

Fourth-Quarter Gross Merchandise Volume (GMV) Grows 109% Year on Year

Number of Merchants Surpasses 243,000

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada – February 17, 2016 - Shopify Inc. (NYSE:SHOP)(TSX:SH), the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses, today announced strong financial results for the full year and quarter ended December 31, 2015. Continued adoption of the Shopify platform by merchants and a strong holiday shopping season drove a second consecutive quarter of accelerated growth in revenue, GMV and merchants.

"We are coming off not only a tremendous quarter for Shopify, but also for the hundreds of thousands of merchants that trust the Shopify platform to power their businesses," said Tobi Lütke, founder and CEO of Shopify. "Over the holiday season our merchants collectively sold almost 3 billion dollars worth of products, a huge increase from the year before. We are also seeing our merchants use Shopify to sell on multiple new sales channels like mobile and social. We believe that multichannel, cloud commerce is an industry-wide shift that is still in its infancy."

"Our strong fourth-quarter performance highlights the strength of our business model, one where we win when our merchants win," said Russ Jones, Shopify's CFO. "Many of our efforts in 2015 -- such as adding multiple new sales channels to a single integrated back office -- were driven by our simple goal of helping merchants become more successful. We added a record number of new merchants in the fourth quarter and are proud that over half of the more than 1,000 merchants now using Shopify Plus are upgrades from merchants who have grown their businesses on Shopify. We're entering 2016 with excellent momentum and expect to close this year even better positioned than we are today."

Fourth-Quarter Financial Highlights

•
Total revenue for the fourth quarter of 2015 was $70.2 million, a 99% increase from the fourth quarter of 2014. Within this, Subscription Solutions revenue grew 70% to $34.6 million, driven by an increase in the number of merchants using our platform; and Merchant Solutions revenue grew 140% to $35.6 million, driven primarily by an increase in revenue from Shopify Payments.

•	Monthly Recurring Revenue[1] ("MRR") as of December 31, 2015 was $11.3 million, up 72% compared with $6.6 million on December 31, 2014.

•	Gross Merchandise Volume[2] ("GMV") for the fourth quarter was $2.8 billion, a 109% increase over the fourth quarter of 2014.

•	Gross profit grew 81% to $35.5 million for the fourth quarter of 2015, versus $19.6 million for the fourth quarter of 2014.

•	Operating loss for the fourth quarter of 2015 was $6.5 million, compared with an operating loss of $4.5 million for the fourth quarter of 2014.

•	Adjusted operating loss[3] for the fourth quarter of 2015 was $1.3 million, compared with $0.8 million for the fourth quarter of 2014.

•	Net loss for the fourth quarter of 2015 was $6.3 million, or $0.08 per share, compared with a net loss of $4.8 million, or $0.12 per share, for the fourth quarter of 2014.

•	Adjusted net loss[3] for the fourth quarter of 2015 was $1.1 million, or $0.01 per share, compared with an adjusted net loss of $1.1 million, or $0.03 per share, for the fourth quarter of 2014.

•	At December 31, 2015, Shopify had $190.2 million in cash, cash equivalents and marketable securities, compared with $59.7 million on December 31, 2014.

Full-Year 2015 Financial Highlights

•	Total revenue for 2015 was $205.2 million, a 95% increase from 2014. Within this, Subscription Solutions revenue grew 68% to $112.0 million; and Merchant Solutions revenue grew 143% to $93.3 million.

•	Monthly Billings Retention Rate[4] continued to exceed 100% for 2015.

•	Gross Merchandise Volume[2] ("GMV") for 2015 was $7.7 billion, a 105% increase over 2014.

•	Gross profit grew 80% to $111.1 million for 2015, versus $61.8 million for 2014.

•	Operating loss for 2015 was $17.8 million, compared with an operating loss of $21.6 million for 2014.

•	Adjusted operating loss[3] for 2015 was $6.7 million, compared with $15.0 million for 2014.

•	Net loss for 2015 was $18.8 million, or $0.30 per share, compared with a net loss of $22.3 million, or $0.57 per share, for 2014.

•	Adjusted net loss[3] for 2015 was $7.7 million, or $0.13 per share, compared with an adjusted net loss of $15.7 million, or $0.40 per share, for 2014.

Fourth-Quarter and Full-Year Business Highlights

•
During the fourth quarter 2015, our strongest seasonal quarter for merchant sales, the Shopify team executed flawlessly over the Black Friday Cyber Monday weekend. GMV and order volume more than doubled compared with 2014's comparable weekend on Shopify's scalable multi-tenant platform.

•
Shopify was among the first ecommerce providers to add the ability to sell over the leading social media platforms, including Facebook, Pinterest and Twitter, and now over 25% of Shopify merchants have enabled social media selling. While these channels currently account for a small portion of transactions, sales on social media channels are growing rapidly. Approximately 61% of the traffic and 46% of orders on the Shopify platform came from mobile devices in December 2015.

•
Shopify expanded the number of channels over which merchants can sell by adding a mobile buy button software development kit, enabling transactions on any site a merchant controls, and by integrating social media options into its administrative interface.

•
Shopify enhanced our integrated back office capabilities: we expanded the number of reports available to merchants; we added shipping and delivery options, starting with the US Post Office and UberRush; and we enhanced merchants' in-person selling capabilities with the addition of EMV readers that accept chip-and-pin and ApplePay.

Financial Outlook

The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify's control. Please see section below, "Forward-looking Statements".

In addition to the other assumptions and factors described in this press release, Shopify's outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. All numbers provided in this section are approximate.

For the full year 2016, Shopify currently expects:

•	Revenues in the range of $320 million to $330 million

•	GAAP operating loss in the range of $36 million to $42 million

•	Adjusted operating loss[3] in the range of $16 million to $22 million, which excludes stock-based compensation expenses and related payroll taxes of $20 million

For the first quarter of 2016, Shopify currently expects:

•	Revenues in the range of $65 million to $67 million

•	GAAP operating loss in the range of $11 million to $12 million

•	Adjusted operating loss[3] in the range of $6.5 million to $7.5 million, which excludes stock-based compensation expenses and related payroll taxes of $4.5 million

Quarterly Conference Call

Shopify's management team will hold a conference call to discuss its fourth-quarter and full-year results today, February 17, 2016, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify's website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify's 2015 Annual Report on Form 20-F, including its audited Consolidated Financial Statements and Notes and its 2015 Management's Discussion and Analysis are available on Shopify's website at Shopify.com, and will be filed on SEDAR at www.Sedar.com and on EDGAR at www.sec.gov. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use the software to design, set up and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations and pop-up shops.The platform also provides a merchant with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers over 243,000 businesses in approximately 150 countries and is trusted by big brands including Tesla Motors, Budweiser, Red Bull, the LA Lakers, the New York Stock Exchange, GoldieBlox, and many more.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding its financial and operating performance.

Adjusted operating loss, adjusted net loss and adjusted net loss per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes as well as sales and use tax.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.Non-GAAP financial measures are not recognized measures for financial statement presentation under US GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify's financial outlook and future financial performance. Words such as "expects", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify's current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify's control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) a breach involving personally identifiable information; (x) serious software errors or defects; (xi) exchange rate fluctuations; (xii) achieving or maintaining data transmission capacity; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify's filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify's expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS:
Katie Keita
Director, Investor Relations
613-241-2828
IR@shopify.com

MEDIA:
Sheryl So
Public Relations Manager
416-238-6705 x 302
press@shopify.com

SOURCE: Shopify

1.
Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.

2.
Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes

3.	Please refer to "Non-GAAP Financial Measures" in this press release.

4.
Monthly Billings Retention Rate, or MBRR, is calculated as of the end of each month by considering the cohort of merchants on the Shopify platform as of the beginning of the month and dividing total billings attributable to this cohort in the then-current month by total billings attributable to this cohort in the immediately preceding month. Billings includes billings from subscriptions, apps (net of referral fees), transaction fees and fees for Shopify Payments.

Shopify Inc.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Twelve months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	$	$	$	$
Revenues
Subscription solutions	$34,608	$20,358	$111,979	$66,668
Merchant solutions	35,565	14,824	93,254	38,350
	70,173	35,182	205,233	105,018
Cost of revenues
Subscription solutions	7,662	5,049	24,531	16,790
Merchant solutions	27,001	10,520	69,631	26,433
	34,663	15,569	94,162	43,223
Gross profit	35,510	19,613	111,071	61,795
Operating expenses
Sales and marketing	22,527	12,209	70,374	45,929
Research and development	13,541	6,619	39,722	25,915
General and administrative	5,961	5,280	18,731	11,566
Total operating expenses	42,029	24,108	128,827	83,410
Loss from operations	(6,519)	(4,495)	(17,756)	(21,615)

Other income (expense)	212	(303)	(1,034)	(696)
Net loss and comprehensive loss	(6,307)	(4,798)	(18,790)	(22,311)
Basic and diluted net loss per share attributable to common shareholders	(0.08)	(0.12)	(0.30)	(0.57)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	77,996,629	39,207,199	61,716,065	38,940,252

Shopify Inc.
Consolidated Balance Sheets
(Expressed in US $000’s, unaudited)

	As at
	December 31, 2015	December 31, 2014
	$	$
Assets
Current assets
Cash and cash equivalents	110,070	41,953
Marketable securities	80,103	17,709
Trade and other receivables	6,089	7,227
Other current assets	6,203	1,495
	202,465	68,384
Long term assets
Property and equipment	33,048	21,728
Intangible assets	5,826	2,708
Goodwill	2,373	2,373
	41,247	26,809
Total assets	243,712	95,193
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	23,689	12,514
Current portion of deferred revenue	12,726	6,775
Current portion of lease incentives	822	485
	37,237	19,774
Long term liabilities
Deferred revenue	661	394
Lease incentives	10,497	7,293
	11,158	7,687
Shareholders’ equity
Convertible preferred shares	—	87,056
Common stock	231,452	4,055
Additional paid-in capital	11,719	5,685
Accumulated deficit	(47,854)	(29,064)
Total shareholders’ equity	195,317	67,732
Total liabilities and shareholders’ equity	243,712	95,193

Shopify Inc.
Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Years ended
	December 31, 2015	December 31, 2014
	$	$
Cash flows from operating activities
Net loss for the year	(18,790)	(22,311)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization and depreciation	7,236	4,672
Stock-based compensation	7,805	3,792
Vesting of restricted shares	353	651
Loss on asset disposal	—	100
Unrealized foreign exchange loss	1,828	524
Changes in lease incentives	3,541	7,292
Change in deferred revenue	6,218	2,813
Changes in non-cash working capital items	7,565	1,666
Net cash provided by (used in) operating activities	15,756	(801)
Cash flows from investing activities
Purchase of marketable securities	(111,154)	(20,131)
Maturity of marketable securities	48,350	2,375
Acquisitions of property and equipment	(16,525)	(20,573)
Proceeds from disposal of property and equipment	—	90
Acquisitions of intangible assets	(4,511)	(2,127)
Net cash used in investing activities	(83,840)	(40,366)
Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs	136,251	—
Proceeds from the exercise of stock options	1,604	140
Net cash provided by financing activities	137,855	140
Effect of foreign exchange on cash and cash equivalents	(1,654)	(549)
Net increase (decrease) in cash and cash equivalents	68,117	(41,576)
Cash and cash equivalents – Beginning of Year	41,953	83,529
Cash and cash equivalents – End of Year	110,070	41,953

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Twelve months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	$	$	$	$
GAAP Gross profit	35,510	19,613	111,071	61,795
% of Revenue	51%	56%	54%	59%
add: stock-based compensation	84	100	282	259
add: payroll taxes related to stock-based compensation	63	—	63	—
Non-GAAP Gross profit	35,657	19,713	111,416	62,054
% of Revenue	51%	56%	54%	59%

GAAP Sales and marketing	22,527	12,209	70,374	45,929
% of Revenue	32%	35%	34%	44%
less: stock-based compensation	418	245	1,099	696
less: payroll taxes related to stock-based compensation	252	—	252	—
Non-GAAP Sales and marketing	21,857	11,964	69,023	45,233
% of Revenue	31%	34%	34%	43%

GAAP Research and development	13,541	6,619	39,722	25,915
% of Revenue	19%	19%	19%	25%
less: stock-based compensation	1,656	766	4,509	2,776
less: payroll taxes related to stock-based compensation	1,864	—	1,864	—
Non-GAAP Research and development	10,021	5,853	33,349	23,139
% of Revenue	14%	17%	16%	22%

GAAP General and administrative	5,961	5,280	18,731	11,566
% of Revenue	8%	15%	9%	11%
less: stock-based compensation	721	365	2,268	712
less: payroll taxes related to stock-based compensation	151	—	151	—
less: sales and use tax	—	2,182	566	2,182
Non-GAAP General and administrative	5,089	2,733	15,746	8,672
% of Revenue	7%	8%	8%	8%

GAAP Operating expenses	42,029	24,108	128,827	83,410
% of Revenue	60%	69%	63%	79%
less: stock-based compensation	2,795	1,376	7,876	4,184
less: payroll taxes related to stock-based compensation	2,267	—	2,267	—
less: sales and use tax	—	2,182	566	2,182
Non-GAAP Operating Expenses	36,967	20,550	118,118	77,044
% of Revenue	53%	58%	58%	73%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Twelve months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	$	$	$	$
GAAP Operating loss	(6,519)	(4,495)	(17,756)	(21,615)
% of Revenue	(9)%	(13)%	(9)%	(21)%
add: stock-based compensation	2,879	1,476	8,158	4,443
add: payroll taxes related to stock-based compensation	2,330	—	2,330	—
add: sales and use tax	—	2,182	566	2,182
Non-GAAP Operating loss	(1,310)	(837)	(6,702)	(14,990)
% of Revenue	(2)%	(2)%	(3)%	(14)%

GAAP Net loss and comprehensive loss	(6,307)	(4,798)	(18,790)	(22,311)
% of Revenue	(9)%	(14)%	(9)%	(21)%
add: stock-based compensation	2,879	1,476	8,158	4,443
add: payroll taxes related to stock-based compensation	2,330	—	2,330	—
add: sales and use tax	—	2,182	566	2,182
Non-GAAP Net loss and comprehensive loss	(1,098)	(1,140)	(7,736)	(15,686)
% of Revenue	(2)%	(3)%	(4)%	(15)%

GAAP net loss per share attributable to shareholders	(0.08)	(0.12)	(0.30)	(0.57)
add: stock-based compensation	0.04	0.04	0.13	0.11
add: payroll taxes related to stock-based compensation	0.03	—	0.04	—
add: sales and use tax	—	0.06	0.01	0.06
Non-GAAP net loss per share attributable to shareholders(1)	(0.01)	(0.03)	(0.13)	(0.40)
Weighted average shares used to compute GAAP and non-GAAP net loss per share attributable to shareholders	77,996,629	39,207,199	61,716,065	38,940,252

(1) Totals may not foot due to rounding differences.